Exhibit 99.1

CENTRAL FUND OF CANADA LIMITED

Central Fund Announces Cancellation of Special Meeting

of Holders of Class A Non-Voting Shares

August 17, 2015

Central Fund of Canada Limited ("Central Fund") (Symbols: NYSE MKT - CEF, TORONTO - CEF.A and CEF.U) provides the following update in respect of a special meeting ("Meeting") of holders of Class A Non-Voting Shares originally scheduled for September 18, 2015.

As previously announced by press release on August 14, 2015, the Court of Queen's Bench of Alberta (the "Court") ruled on August 13, 2015 that a requisition ("Requisition") for a meeting of holders of Class A Non-Voting Shares by 1891868 Alberta Ltd., a wholly-owned subsidiary of Sprott Asset Management LP, and certain other holders of Class A Non-Voting Shares of Central Fund, is invalid.

Central Fund called the Meeting in response to the Requisition and pending the Court ruling on the validity of the Requisition. At the same time, Central Fund advised that, if the Court held that the Requisition was invalid, the Meeting might be cancelled.

The board of directors of Central Fund, upon the recommendation of its Special Committee of independent directors, has cancelled the Meeting. In cancelling the Meeting, the board of directors has considered that the Requisition giving rise to the Meeting was invalid, that Central Fund would incur significant additional costs if the Meeting proceeds, and that Central Fund did not want to create any expectation that Class A non-voting shareholders could purport to requisition shareholder meetings or purport to exercise voting rights they do not in fact possess. Certain of the matters referred to in the Requisition continue to be under consideration by the Special Committee.

Central Fund encourages input from its Class A shareholders. In addition to the opportunity of Class A shareholders to attend and raise issues and concerns at each annual meeting of Central Fund, as codified in its articles, Class A shareholders are invited to express any issues or concerns by sending an email to the general email address of Central Fund or phoning the Investor Relations phone number, each as set forth on its website.

About Central Fund

Central Fund of Canada Limited (est.1961) is a specialized investment holding company which invests primarily in long-term holdings of unencumbered, allocated and physically segregated gold and silver bullion and does not speculate in gold and silver prices. At August 17, 2015, the Class A shares of Central Fund were backed 99.7% by gold and silver bullion and may be purchased or sold with ease on either the NYSE MKT (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:

J.C. Stefan Spicer, Chairman, President & CEO

Email: info@centralfund.com

Website: www.centralfund.com

Telephone: 905-648-7878